UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

ROOMSTORE, INC.

(Exact name of registrant as specified in its charter)

Virginia	54-1832498
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

12501 Patterson Avenue, Richmond, Virginia 23238

(Address of principal executive offices, including zip code)

(804) 784-7600

(Registrant’s telephone number,

including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Business

Please see the information found under Item 1 in Form 10-K, filed by the Company with the Securities and Exchange Commission on May 28, 2010, and which is incorporated herein by reference.

Item 1A.	Risk Factors

Please see the information found under Item 1A in Form 10-K, filed by the Company with the Securities and Exchange Commission on May 28, 2010, and which is incorporated herein by reference.

Item 2.	Financial Information

Please see the information found under Items 6, 7 and 7A in Form 10-K, filed by the Company with the Securities and Exchange Commission on May 28, 2010, and which is incorporated herein by reference.

Item 3.	Properties

Please see the information found under Item 2 in Form 10-K, filed by the Company with the Securities and Exchange Commission on May 28, 2010, and which is incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table provides, as of June 18, 2010, certain information with respect to the beneficial ownership of our common stock for (i) each stockholder known by us to own beneficially more than 5% of our common stock, (ii) our directors and the named executive officers in the Summary Compensation Table incorporated herein by reference, and (iii) all directors and named executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Directors and Executive Officers:
Lewis M. Brubaker	146,908	(2)	1.5%
Ned D. Crosby	244,847	(2)	2.5%
Eugene I. Davis	97,941	(2)	1.0%
John M. Hamilton	97,941	(2)	1.0%
Ronald A. Kaplan	97,941	(2)	1.0%
Curtis C. Kimbrell	450,225	(3)	4.6%
Robert C. Shaffner	97,941	(2)	1.0%
N. Martin Stringer	97,941	(2)	1.0%
All directors and executive officers as a group (8 persons)	1,322,185	(2)	13.5%

Principal Stockholders:
Heilig Meyers Master Trust (c/o Wachovia Bank)	1,455,424		14.9%
River Run Management, LLC(4)	1,255,242		12.9%

(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.
(2)	The number of shares indicated above consists of shares that may be acquired pursuant to the exercise of stock options granted under the Company’s stock incentive plan. As of June 18, 2010, none of these stock options had been exercised.
(3)	This includes 440,725 shares that may be acquired pursuant to the exercise of stock options granted under the Company’s stock incentive plan, plus an additional 9,500 shares that are owned in full.
(4)	The beneficial ownership information for River Run Management, LLC (“River Run”) is based upon the Schedule 13G filed with the SEC on June 7, 2010. The Schedule 13G indicates that River Run serves as investment manager or adviser to a variety of funds that directly own such shares. The Schedule 13G also indicates that voting and dispositive power with respect to such shares is shared with Ian Wallace who serves as managing member of River Run. The Schedule 13G was filed jointly by River Run, Mr. Wallace, Third Point LLC (“Third Point”) and Daniel S. Loeb, Chief Executive Officer of Third Point. The Schedule 13G indicates that Third Point shares voting and dispositive power with respect to 174,644 shares (1.8%) with Mr. Wallace who also serves as a portfolio manager at Third Point. The Schedule 13G indicates that Third Point serves as investment manager or adviser to a variety of hedge funds and managed accounts that directly own such shares. The Schedule 13G states that Third Point and Mr. Loeb disclaim beneficial ownership of the shares held by the funds advised by River Run and that Mr. Wallace and River Run disclaim beneficial ownership of the shares held by the funds advised by Third Point.

Item 5.	Directors and Executive Officers

Please see the information found under Item 10 in Form 10-K, filed by the Company with the Securities and Exchange Commission on May 28, 2010, and which is incorporated herein by reference.

Item 6.	Executive Compensation

Please see the information found under Item 11 (other than under “Compensation Committee Report”) in Form 10-K, filed by the Company with the Securities and Exchange Commission on May 28, 2010, and which is incorporated herein by reference.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

Please see the information found under Item 13 in Form 10-K, filed by the Company with the Securities and Exchange Commission on May 28, 2010, under “Certain Relationships and Related Party Transactions – Related Party Transactions” and “Certain Relationships and Related Party Transactions – Registration Rights Agreement” in the prospectus included as part of the Company’s Registration Statement on Form S-1 (Registration No. 333-158373), and all of which information is incorporated herein by reference.

Item 8.	Legal Proceedings

From time to time, we are involved in claims and legal actions arising in the ordinary course of our business. While the results of such claims and legal actions cannot be predicted with certainty, we do not believe based on information currently available to us that the final outcome of any of these proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

At present, there is no established public trading market for the Company’s stock. On January 21, 2010, the Company’s common stock was listed on the OTC bulletin board (symbol: ROOM). High and low bid information since this listing is as follows:

Period	High Bid	Low Bid
January 21 to February 28, 2010	No trades	No trades
March 1, 2010 to June 21, 2010	$1.50	$0.65

As of June 21, 2010, there were 5,286 holders of the Company’s common stock, which is the only class of stock that has been issued by the Company.

During the past two years, the Company had not paid any dividends, nor does it anticipate doing so in the near term. Under its loan agreement with Wells Fargo Retail Bank, the Company is prohibited from paying any dividends if there are any outstanding borrowings from the bank. As of June 21, 2010, the balance due on the loan facility with Wells Fargo Retail Bank was approximately $12.5 million.

The Company has one equity compensation plan, which was approved by the bankruptcy court prior to the time that the Company emerged from bankruptcy on June 1, 2005 (“Equity Plan”). Pursuant to this Equity Plan, 10% of the common stock in RoomStore, Inc. was to be set aside for equity compensation for the management team. In 2006, after due deliberation, the Board of Directors of the Company decided to grant stock options in lieu of restricted stock. Following a Black-Scholes calculation, the Board determined that 1,800,000 stock options should be made available for award to Directors and senior executives. Stock options were granted to 10 individuals under the Equity Plan on March 1, 2006. Since that time, one executive with options resigned, and under the terms of the Equity Plan, his unexercised options reverted back to the Company.

Equity Compensation Plan Information

The following table sets forth information as of February 28, 2010 with respect to Equity Compensation Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by Security Holders	0	n/a	0
Equity Compensation Plans not approved by Security Holders	1,420,126	$4.76	379,874
Total	1,420,126	$4.76	379,874

Item 10.	Recent Sales of Unregistered Securities.

None.

Item 11.	Description of Registrant’s Securities to be Registered.

The Company’s authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of June 21, 2010 there were 9,767,555 shares of common stock issued and outstanding. No shares of preferred stock have been issued, and we have no current plans to do so.

The holders of shares of the company’s common stock are entitled to one vote per share on matters to be voted upon by the stockholders, and are entitled to receive dividends out of funds legally available for distribution when and if declared by our board of directors.

The holders of shares of our common stock will share ratably in the company’s assets legally available for distribution to the stockholders in the event of the company’s liquidation, dissolution or winding up, after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

The holders of shares of our common stock have no preemptive, redemption, cumulative voting or conversion rights. The outstanding shares of our common stock are fully paid and non-assessable. Pursuant to the company’s articles, we cannot issue any nonvoting equity securities.

We have not issued and do not have any warrants to purchase shares of our common stock. We have not issued and do not have any outstanding any securities convertible into shares of our common stock, or any rights convertible or exchangeable into shares of our common stock, other than stock options.

The Articles of Incorporation allow for the issuance of 5,000 shares of preferred stock. The Board has the discretion, subject to applicable law and the Articles of Incorporation, to determine the preferences and limitations with respect to any series of preferred stock. These preferences and limitations may include provisions with respect to voting rights, redemption, exchangeability, convertibility, distribution and preference on dissolution. All preferred stock in the same series shall have the same rights and limitations. To date, the Company has not issued any preferred stock, and the Board has not made any determinations with respect to preferred stock.

The Articles of Incorporation and Bylaws contain provisions that may have the effect of delaying or preventing a change in control of the company. The articles of incorporation and bylaws provide:

•	that a vacancy on the board shall be filled by the remaining directors; and

•	that special meetings of the stockholders may be called only by the chairman, chief executive officer, president or by a majority of the board of directors, but may not be called by the stockholders.

The Bylaws also require advance notification for a stockholder to bring business before a stockholders’ meeting or to nominate a person for election as a director.

The Articles of Incorporation also require that any amendment to the Articles or any merger or share exchange to which the company is a party or any direct or indirect sale or other disposition of all or substantially all of our property, other than in the usual and regular course of business, must be approved by a majority of the votes entitled to be cast on the matter, provided that the amendment or transaction has been approved and recommended by at least two-thirds of our directors. If such amendment or transaction is not so approved and recommended, then holders of more than two-thirds of the issued and outstanding shares of our common stock must vote in favor of such amendment or transaction.

The Virginia Stock Corporation Act restricts transactions between a corporation and its affiliates and potential acquirers. The summary of those anti-takeover provisions below is necessarily general and is not intended to be a complete description of all their features and consequences.

Affiliated Transactions

The Virginia Stock Corporation Act contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder,

•	the affiliated transaction has been approved by a majority of the disinterested directors or

•

subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all stockholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Control Share Acquisition Statute

Under the Virginia Stock Corporation Act control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

•

unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation, or

•

among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s articles of incorporation or by-laws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting stockholders may have the right to have their shares repurchased by the corporation for “fair value.”

The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 stockholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but we have not done so.

Item 12.	Indemnification of Directors and Officers.

As permitted by the Virginia Stock Corporation Act, our Articles of Incorporation contain provisions that indemnify directors and officers of the company to the full extent permitted by Virginia law and eliminate the personal liability of directors and officers for monetary damages to the company or its stockholders for breach of their fiduciary duties, except to the extent such indemnification or elimination of liability is prohibited by the act. These provisions do not limit or eliminate the rights of the company or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, the Articles of Incorporation provide for the indemnification of both directors and officers for expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. We have limited our exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

As of November 7, 2007, the company also entered into separate indemnification agreements with each of the current directors namely, Curtis C. Kimbrell, Ronald A. Kaplan, Robert C. Shaffner, N. Martin Stringer, and Eugene I. Davis. These indemnification agreements provide that the company shall hold harmless and indemnify the named individuals to the fullest extent authorized by the company’s Articles of Incorporation and Bylaws and by applicable state laws. These indemnification agreements specifically cover proceedings or losses under the Securities Act of 1933, the Securities Exchange Act of 1934 and any state securities laws. The agreements do not cover willful misconduct or a knowing violation of criminal laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13.	Financial Statements and Supplementary Data

Please see the information found under Item 8 in Form 10-K, filed by the Company with the Securities and Exchange Commission on May 28, 2010, and which is incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a)	The following financial statements are filed as part of this report and incorporated by reference to such financial statements found under Item 15 in Form 10-K, filed by the Company with the Securities and Exchange Commission on May 28, 2010:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of February 28, 2010 and February 28, 2009

Consolidated Statements of Operations for the years ended February 28, 2010 and 2009 and February 29, 2008

Consolidated Statements of Cash Flows for the years ended February 28, 2010 and 2009 and February 29, 2008

Consolidated Statements of Changes in Stockholders’ Equity for the years ended February 28, 2010 and 2009 and February 29,         2008

Notes to Consolidated Financial Statements

(b)	Exhibits:

2.0	Third Amended and Restated Joint Liquidating Plan of Reorganization Proposed by Heilig-Meyers Company, Heilig-Meyers Furniture Company, Heilig-Meyers Furniture Company West, Inc., HMY Star, Inc., and MacSaver Financial Services, Inc., and the Official Committee of Unsecured Creditors.*

3.1	Articles of Incorporation of RoomStore, Inc., as amended and restated.*

3.2	Bylaws of RoomStore, Inc., as amended and restated.*

4.1	Specimen Stock Certificate of RoomStore, Inc.’s common stock, par value $0.01 per share.*

10.2	Amended and Restated Credit Card Program Agreement, dated September 1, 2005, by and between HSBC Bank Nevada, N.A. and RoomStore, Inc., as amended.*

10.3	Application and Services Agreement, dated October 7, 2005, by and between Furniture.com, Inc. and RoomStore, Inc.*

10.4	Registration Rights Agreement, dated June 1, 2005, among HMY RoomStore, Inc. and the Heilig-Meyers Liquidation Trust.*

10.5	RoomStore, Inc. 2005 Stock Incentive Plan, as amended and restated.*

10.6	Form of Nonstatutory Stock Option Agreement under RoomStore, Inc. 2005 Stock Incentive Plan.*

10.7	Employment Agreement, dated June 1, 2005, between RoomStore, Inc. and Curtis C. Kimbrell.*

10.8	Management Incentive Plan.*

10.9	Severance Plan for Executive Employees.*

10.10	Supplemental Severance Plan for Senior Executive Employees.*

10.11	Form of Indemnity Agreement between RoomStore, Inc. and Directors.*

10.12	Operating Agreement for Mattress Discounters Group, LLC.*

10.13	Management Services Agreement between RoomStore, Inc. and Mattress Discounters Group, LLC.*

10.14	Credit Card Retailer Agreement, dated December 1, 2001 between Wells Fargo Financial National Bank and Mattress Discounters.*

10.15	Deferred Compensation Plan for Non-Employee Directors.*

*	Previously filed under the same exhibit number with the Company’s Registration Statement on Form S-1 (Registration No. 333-158373) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

RoomStore, Inc.

By:	/S/ CURTIS C. KIMBRELL
Curtis C. Kimbrell
President & CEO

Dated: June 22, 2010